SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of February ___, 2007, is entered into by and among Navios Maritime Holdings Inc. (or its permitted successor), a Marshall Islands corporation (the “Company”), NAV Holdings Limited, a Malta company (the “Guaranteeing Subsidiary”), a subsidiary of the Company, the other Guarantors (as defined in the Indenture referred to herein) and Wells Fargo Bank, N.A., as trustee (or its permitted successor) under the Indenture referred to below (the “Trustee”).

WITNESSETH

WHEREAS, the Company and the Guarantors has heretofore executed and delivered to the Trustee an indenture (the “Indenture”), dated as of December 18, 2006 providing for the issuance of 9½% Senior Notes due 2014 (the “Notes”);

WHEREAS, the Indenture provides that under certain circumstances the Guaranteeing Subsidiary shall execute and deliver to the Trustee a supplemental indenture pursuant to which the Guaranteeing Subsidiary shall unconditionally guarantee all of the Company’s obligations under the Notes and the Indenture on the terms and conditions set forth herein (the “Note Guarantee”); and

WHEREAS, pursuant to Section 9.01 of the Indenture, the Trustee is authorized to execute and deliver this Supplemental Indenture.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Guaranteeing Subsidiary and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

1.

CAPITALIZED TERMS.  Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2.

AGREEMENT TO GUARANTEE.  The Guaranteeing Subsidiary hereby agrees to provide an unconditional Guarantee, on and subject to the terms, conditions and limitations set forth in the Notation of Guarantee and in the Indenture, including, but not limited, to Article Ten thereof.

4.

NEW YORK LAW TO GOVERN.  THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO CONFLICTS OF LAW PRINCIPLES TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

5.

COUNTERPARTS.  The parties may sign any number of copies of this Supplemental Indenture.  Each signed copy shall be an original, but all of them together represent the same agreement.

6.

EFFECT OF HEADINGS.  The Section headings herein are for convenience only and shall not affect the construction hereof.

7.

THE TRUSTEE.  The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Guaranteeing Subsidiary and the Company.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first above written.

Dated: February ___, 2007

NAV HOLDINGS LIMITED

By:	_______________________________
Name:
Title:
NAVIOS MARITIME HOLDINGS INC.

By:	_______________________________
Name:
Title:

NAVIOS CORPORATION, as a Guarantor

By:	_______________________________
Name:
Title:

ANEMOS MARITIME HOLDINGS INC., as a Guarantor

By:	_______________________________
Name:
Title:

NAVIOS SHIPMANAGEMENT INC., as a Guarantor

By:	_______________________________
Name:
Title:

AEGEAN SHIPPING CORPORATION, as a Guarantor

By:	______________________________
Name:
Title:

LIBRA SHIPPING ENTERPRISES CORPORATION, as a Guarantor

By:	_______________________________
Name:
Title:

ALEGRIA SHIPPING CORPORATION, as a Guarantor

By:	_______________________________
Name:
Title:

FELICITY SHIPPING CORPORATION, as a Guarantor

By:	_______________________________
Name:
Title:

GEMINI SHIPPING CORPORATION, as a Guarantor

By:	_______________________________
Name:
Title:

ARC SHIPPING CORPORATION, as a Guarantor

By:	_______________________________
Name:
Title:

GALAXY SHIPPING CORPORATION, as a Guarantor

By:	_______________________________
Name:
Title:

MAGELLAN SHIPPING CORPORATION, as a Guarantor
By:	_______________________________
Name:
Title:

IONIAN SHIPPING CORPORATION, as a Guarantor

By:	_______________________________
Name:
Title:

APOLLON SHIPPING CORPORATION, as a Guarantor

By:	_______________________________
Name:
Title:

HERAKLES SHIPPING CORPORATION,

By:	_______________________________
Name:
Title:

ACHILLES SHIPPING CORPORATION, as a Guarantor
By:	_______________________________
Name:
Title:

KYPROS SHIPPING CORPORATION, as a Guarantor

By:	_______________________________
Name:
Title:

HIOS SHIPPING CORPORATION, as a Guarantor

By:	_______________________________
Name:
Title:

MERIDIAN SHIPPING ENTERPRISES INC., as a Guarantor

By:	_______________________________
Name:
Title:

MERCATOR SHIPPING CORPORATION, as a Guarantor

By:	_______________________________
Name:
Title:

HORIZON SHIPPING ENTERPRISES CORPORATION, as a Guarantor

By:	_______________________________
Name:
Title:

HYPERION ENTERPRISES INC., as a Guarantor

By:	_______________________________
Name:
Title:

STAR MARITIME ENTERPRISES CORPORATION, as a Guarantor

By:	_______________________________
Name:
Title:

NAVIMAX CORPORATION, as a Guarantor

By:	_______________________________
Name:
Title:

NAVIOS HANDYBULK INC., as a Guarantor

By:	_______________________________
Name:
Title:

NAVIOS INTERNATIONAL INC., as a Guarantor

By:	_______________________________
Name:
Title:

HESTIA SHIPPING LTD., as a Guarantor

By:	_______________________________
Name:
Title:

WELLS FARGO BANK, N.A., as Trustee

By:	_______________________________
Authorized Signatory